PRESS RELEASE

UNDERGROUND DRILLING INTERCEPTS 56% COMBINED LEAD AND ZINC WITH 10 OZ/TON SILVER OVER 3.2 METERS AT PRAIRIE CREEK MINE

Vancouver - March 22, 2007 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to report drill assay results on the third completed section of underground diamond drill holes from the newly established decline tunnel at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories. Drilling has been on-going through the winter season and continues with 17 of the 18 holes drilled to date reporting significant grades of mineralization.

Previous news releases dated January 9 and March 5th, 2007 reported results from the first two completed sections of drilling, Section 50650N and 50600N, from the new underground decline.

Underground Diamond Drill Results from Section 50700N

Assay results have now been received for the ring of six drill holes completed on Section 50700N. These holes were drilled from the 50700N underground drill station in the 870 level decline which was established during the 2006 exploration program at Prairie Creek.

All six holes on Section 50700N intersected mineralization and two reported multiple intercepts.

Prairie Creek Composite Underground Drilling Intersections: Section 50700N

Hole Number	From (m)	To (m)	Length (m)	TT (m)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-07-013	95.71	98.04	2.33	2.11	13	19.97	12.69	318	0.831	V
PCU-07-014	92.21	95.49	3.28	3.21	-4	26.41	29.70	342	0.599	V
PCU-07-015	94.59	98.16	3.57	3.32	-29	16.99	16.49	228	0.403	V
PCU-07-016	154.00	156.70	2.70	1.97	-52	24.11	12.09	338	0.602	V
PCU-07-017	220.90	224.80	3.90	2.15	-66	11.43	18.73	334	0.945	V
“ - 017	250.55	255.70	5.15	4.42	-66	0.41	2.71	6	0.003	SB
PCU-07-018	262.82	263.20	0.38	0.34	-75	6.39	4.69	36	0.010	SB
“ -018	266.00	267.26	1.26	1.14	-75	6.90	25.56	61	0.048	SB
“ -018	279.20	280.46	1.26	1.14	-75	6.20	16.51	57	0.021	SB
V=Vein, SB=Stratabound, TT=estimated true thickness

Vein Mineralization

The targeted vein-fault structure in the new section 50700N was successfully intercepted in five holes over 300 meters of vertical elevation and all five vein intersections returned grades over 30% combined lead and zinc with 7 to 10 ounces of silver per ton. The highlight of the vein intercepts was the exceptional grade intercepted in PCU-07-014 which cored 26.41% Pb, 29.70% Zn, and 342 gm/t Ag (10 oz/ton Ag) over an estimated true width 3.21 meters. This detailed drilling indicates, pending further interpretation, the vein geometry to be sub-vertical in nature which will be very amenable to mining.

Stratabound Mineralization

PCU-07-17 and PCU-07-18 intercepted multiple layers of stratabound mineralization. Of particular note PCU-07-017 cut 4.4 meters of stratabound sulphide mineralization 40 meters stratigraphically above where the majority of stratabound has been found so far.

Three additional stratabound intercepts were cored in PCU-07-18, including two intercepts grading 25.6% Zn and 6.9% Pb over 1.15 meters and 16.51% Zn and 6.2% Pb also over 1.14 meters. These intercepts also have the potential to correlate with mineral intercepts discovered on the previous two sections in the same stratigraphic horizon.

2006/07 Underground Diamond Drilling Program

The 2006/07 underground drill program at the Prairie Creek mine is focused on further defining the Main Zone (Zones 1-3) of mineralization in order to upgrade the resource category where previous wide spaced surface diamond drilling has outlined a large inferred mineral resource. The bulk of this drilling is targeted on detailing the vein style mineralization, however, some deeper drilling exploring for additional stratabound mineralization is also included. MineFill Services Inc. of Vancouver have been retained to complete an independent resource calculation for the Prairie Creek Mine upon completion of the drilling program.

Access to underground drilling has been provided through the establishment of the new decline tunnel which was driven during 2006 from the existing lower level underground workings. The decline reached its 2006 targeted length in December and six new drill stations on 50 metre section lines were established.

Over 50 drill holes are planned from the decline totaling up to 10,000 metres of coring. The company is presently logging, sampling and awaiting assays from Section 50750N which the drill is completing before moving on to the next Section.

Quality Assurance / Quality Control

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis. Fire Assay for Ag values >50 gpt is pending. Standards, duplicates and blanks were inserted and included in the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com